United States securities and exchange commission logo





                          October 14, 2022

       Alex Grab
       General Counsel
       Brilliant Earth Group, Inc.
       300 Grant Avenue, Third Floor
       San Francisco, California 94108

                                                        Re: Brilliant Earth
Group, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 7,
2022
                                                            File No. 333-267784

       Dear Alex Grab:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Tad J. Freese